December 21, 2022

VIA EDGAR U. S. Securities and Exchange Commission Division of Corporate Finance Office of Energy & Transportation Washington, D.C. 20549 Attention: John Coleman and Craig Arakawa

Re:	Vista Gold Corp

Form 10-K for the Fiscal Year Ended December 31, 2021

Filed February 24, 2022

File No. 001-09025

On behalf of Vista Gold Corp. (the “Company”), this correspondence responds to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission contained in your letter dated December 14, 2022 regarding the Company’s Form 10-K for the fiscal year ended December 31, 2021, filed February 24, 2022 (the “2021 Form 10-K”). Set forth below are the responses of the Company.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the 2021 Form 10-K unless otherwise specified. All capitalized terms not otherwise defined herein shall have the meaning assigned to them in the 2021 Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2021 Filed February 24, 2022

Item 2. Properties, page 28

1.	Please disclose mineral resources exclusive of mineral reserves as required by Item 1304(d)(2) of Regulation S-K, and state the point of reference used when estimating mineral resources.

RESPONSE: The Company acknowledges the Staff’s comment and highlights that the Company’s 2021 Form 10-K includes disclosure related to the point of reference for mineral resources in the footnotes under the mineral resources table.

Securities and Exchange Commission

December 21, 2022

Statement of Mineral Resources Estimates

In future filings, the Company will present mineral resources exclusive of mineral reserves. The following table presents the mineral resources exclusive of mineral reserves as of December 31, 2021:

	BATMAN DEPOSIT			HEAP LEACH PAD			QUIGLEYS DEPOSIT
	Tonnes (000s)	Grade (g/t)	Contained Ounces (000s)	Tonnes (000s)	Grade (g/t)	Contained Ounces (000s)	Tonnes (000s)	Grade (g/t)	Contained Ounces (000s)
Measured (M)	–	–	–	–	–	–	594	1.15	22
Indicated (I)	14,368	1.33	614	–	–	–	7,301	1.11	260
Measured & Indicated	14,368	1.33	614	–	–	–	7,895	1.11	282
Inferred (F)	61,323	0.72	1,421	–	–	–	3,981	1.46	187

NOTES:

(1)	Measured & indicated resources exclude proven and probable reserves.
(2)	Batman and Quigleys resources are quoted at a 0.40g Au/t cut-off grade. Heap Leach resources are the average grade of the heap, no cut-off applied.
(3)	Batman: Resources constrained within a US$1,300/oz gold WhittleTM pit shell. Pit parameters: Mining Cost US$1.50/tonne, Milling Cost US$7.80/tonne processed, G&A Cost US$0.46/tonne processed, G&A/Year 8,201 K US4, Au Recovery, Sulfide 85%, Transition 80%, Oxide 80%, 0.2g Au/t minimum for resource shell.
(4)	Quigleys: Resources constrained within a US$1,300/oz gold WhittleTM pit shell. Pit parameters: Mining cost US$1.90/tonne, Processing Cost US$9.779/tonne processed, Royalty 1% GPR, Gold Recovery Sulfide, 82.0% and Ox/Trans 78.0%, water treatment US$0.09/tonne, Tailings US$0.985/tonne
(5)	Differences in the table due to rounding are not considered material. Differences between Batman and Quigleys mining and metallurgical parameters are due to their individual geologic and engineering characteristics.
(6)	Rex Bryan of Tetra Tech is the QP responsible for the Statement of Mineral Resources for the Batman, Heap Leach Pad and Quigleys deposits.
(7)	Thomas Dyer of RESPEC is the QP responsible for developing the resource WhittleTM pit shell for the Batman Deposit.
(8)	The effective date of the Heap Leach, Batman and Quigleys resource estimate is December 31, 2021.
(9)	Mineral resources that are not mineral reserves have no demonstrated economic viability and do not meet all relevant modifying factors.

The mineral resources as of December 31, 2021 are calculable from the information provided with the mineral resource table in the 2021 Form 10-K by subtracting the values in the mineral reserves table from the values in the mineral resources table.

Exhibits

96.1, page 82

2.	Please revise your technical report to disclose mineral resources exclusive of mineral reserves as required by Item 601(b)(96)(iii)(11)(ii) of Regulation S-K, and state the point of reference used when estimating mineral resources.

RESPONSE: The Company acknowledges the Staff’s comment and highlights that the Company’s Technical Report Summary in Exhibit 96.1 (the “TRS”) includes disclosure related to the point of reference for mineral resources in the footnotes under the mineral resources table.

In future filings, the Company will present mineral resources exclusive of mineral reserves in the form of the table referenced in the previous response. The mineral resources as of December 31, 2021 are calculable from the footnote information provided with the mineral resource table in the 2021 TRS by subtracting the values in the mineral reserves table from the values in the mineral resources table.

Securities and Exchange Commission

December 21, 2022

3.	Please revise your technical report to include the qualified person opinions as required under Items 601(b)(96)(iii)(10)(v) and 17(vi) of Regulation S-K.

RESPONSE: Section 22 of the TRS titled “Interpretations and Conclusions” contains the answers to 601(b)(96)(iii)(10)(v). Each subsection has been prepared by the appropriate QP and summarizes their opinions from the more detailed earlier sections. Additionally, Section 23 of the TRS states that the entire technical report meets feasibility standards.

With regard to 17(vi), Table 22-1 under the Permitting and Regulatory Approvals heading states that as of the date of the TRS the project held all of its necessary permits to begin development. In our future TRS, we will include a more direct opinion by the relevant QP regarding the status of permitting.

4.	We note the disclosure on page 298 of your technical report stating that the level of accuracy of the project cost estimate is considered +- 25%. Items 1302(e)(9) and (e)(12) of Regulation S-K specify minimum accuracy levels with respect to the type of feasibility study performed. Please tell us the level of study contemplated by your technical report and, if necessary, revise your disclosures to clarify.

RESPONSE: We have incorrectly added the level of accuracy and the contingency together to come up with the overall +/-25% stated in the report. The accuracy of the capital cost estimates for the project is +/- 15% with a 9.1% capital cost contingency as detailed in the Table 19-4 of the TRS. Therefore, we believe the TRS meets the accuracy levels for a feasibility study under Item 1302(e)(12) and no revisions to our disclosures are necessary.

The Company advises the Staff that it will revise its disclosure in applicable future filings to clarify the accuracy of the project cost estimate and split out the capital cost contingency.

* * * * * * *

In responding to the Staff’s comments, the Company acknowledges that it and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the Staff.

Securities and Exchange Commission

December 21, 2022

We appreciate your comments and hope that we have adequately addressed them with the foregoing response. If you should have any questions regarding the annual report or our response letter, please do not hesitate to contact me at 720-981-1185.

Sincerely,
Vista Gold Corp.

/s/ Douglas Tobler
Douglas L. Tobler
Chief Financial Officer